PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:		
Current Assets		
Cash	$	146,624
Cash deposit with clearing broker		100,000
Cash deposit with National Securities Clearing Corporation		5,000
Due from clearing broker		361,852
Accounts receivable		40,723
Commissions receivable		136,378
Prepaid expenses and other assets		104,402
Total Current Assets		894,979
Equipment		57,619
Less accumulated depreciation		(52,831)
Equipment, net of depreciation		4,788
Total assets	$	899,767
Liabilities and Member Equity:		
Current Liabilities		
Commisions payable	$	119,551
Accrued payroll liabilities		54,279
Accounts payable		23,394
Deferred rep expenses collected		248,043
Total liabilities		445,267
Member Equity		454,500
Total liabilities and member equity	$	899,767

The accompanying footnotes are an integral part of these financial statements.